Exhibit 99.2

Société Anonyme

RCS Luxembourg B 81267

Notice is hereby given of the

Annual General Meeting

of SES, Société Anonyme, to be held at the Company’s registered office at Château de Betzdorf,

L-6815 Betzdorf (the “Company”), Luxembourg, on

Thursday 2 April 2026 at 10:30 a.m. CET

AGENDA

1.	Attendance list, quorum and adoption of the agenda

2.	Nomination of a secretary and of two scrutineers

3.	Presentation by the Chairman of the Board of Directors of the 2025 activities report of the Board of Directors

4.	Presentation of the main developments during 2025 and of the outlook

5.	Presentation of the audit report

6.	Approval of annual financial statements, balance sheet and profit and loss account as of 31 December 2025

7.	Approval of consolidated financial statements as of 31 December 2025

8.	Allocation of 2025 profits and transfers between reserve accounts

9.	Discharge of the members of the Board of Directors

10.	Determination of the number of Directors

11.	Confirmation of the co-optation of Joseph Cohen and determination of the term

12.	Election of Joseph Cohen as Director for a three-year term

13.	Re-election of Frank Esser as Director for a three-year term

14.	Re-election of Anne-Catherine Ries as Director for a one-year term

15.	Approval of the Remuneration Policy

16.	Determination of the remuneration of the members of the Board of Directors

17.	Approval of the Remuneration Report

18.	Appointment of the external auditor for the year 2026 and determination of its remuneration

19.	Resolution on Company acquiring its own FDRs and/or its own A, or B shares

20.	Miscellaneous

Attendance

The right of a shareholder to attend the Annual General Meeting (“AGM”) and to participate in the vote will be determined at midnight on the fourteenth day preceding the AGM, i.e. 19 March 2026 (the “Registration Date”). If a Fiduciary Depositary Receipts (“FDR”) holder wishes to attend the meeting he has to be recorded as a shareholder in the share register of the Company prior to the Registration Date. Anyone not being a shareholder on the Registration Date may not attend or vote at the AGM.

Withdrawal of FDRs and Conversion into A-shares

An FDR holder who wants to convert FDRs into A-shares has to request this conversion in accordance with conditions 12 and 16 of the Terms and Conditions of the Amended and Restated Fiduciary Deposit Agreement dated 26 September 2001. This document is available at the Banque et Caisse d’Épargne de l’État, Luxembourg. No charge for conversion will be requested for natural persons who are not yet shareholders of category A and who proceed to a conversion of a maximum of 10,000 FDRs into A-shares, allowing them to participate in the AGM of 2 April 2026.

The latest date for withdrawing FDRs and converting into A-shares for attendance at the AGM is 19 March 2026 at 4:30 p.m. CET. Shareholders who have converted their FDRs into A-shares prior to that date will receive a copy of the AGM documents and details required to attend this year’s AGM. Please feel free to contact Banque et Caisse d’Épargne de l’État, Luxembourg, for further queries in this respect, at the following address: securitisation.irm@spuerkeess.lu

Voting instructions

The FDR holder is entitled, subject to any applicable provisions (e.g. Luxembourg law, articles of association, shareholders’ thresholds and concession agreement) to instruct the Fiduciary via his bank as to the exercise of the voting rights by means of a voting certificate available on request at the bank where the FDRs are held.

In order for the voting instructions to be valid, the voting certificate form must be completed and duly signed by the FDR holder or, as the case may be, the beneficial owner. Please feel free to contact Banque et Caisse d’Épargne de l’État, Luxembourg, for further queries in this respect at the following address: securitisation.irm@spuerkeess.lu

Upon receipt of the voting certificate on or before the date determined by the Fiduciary (being at the latest 1 April 2026 at 10:30 a.m. CET) with such certification and evidence as requested by the Fiduciary or by the Company, the Fiduciary shall transmit to the Company the relevant certifications and supporting evidence and the Company shall verify whether the relevant holders of FDRs or the beneficial owners thereof would qualify as an A-shareholder of the Company if in lieu of FDRs they would hold the corresponding number of A-shares.

If within eight Luxembourg business days from the receipt of such certification and supporting evidence, the Company has not notified the Fiduciary of its rejection of the request of a holder to exercise its voting rights pertaining to the A-shares underlying its FDRs, the Company shall be deemed to have accepted the relevant voting request.

After receipt of the written approval of the voting request by the Company, the Fiduciary shall vote or cause to be voted in accordance with the instructions set forth in such requests. The Fiduciary may designate and appoint authorized representatives to attend the meeting and vote on behalf of the FDR holders.

The voting instructions are deemed to be irrevocable and definitive 48 hours prior to the time for which the meeting has been convened, i.e. at the latest on 31 March 2026 at 10:30 a.m. CET. If the Fiduciary has not received voting instructions from the FDR holder, the Fiduciary shall be deemed to have been instructed to vote in the manner proposed by the Board of Directors in the relevant meeting.

There will be no vote under item 20. Miscellaneous

Amendments to the Agenda

One or more shareholders owning together at least 5% of the share capital of SES have the right to add items to the agenda of the AGM and may deposit draft resolutions regarding items listed on the agenda or proposed to be added to the agenda. This request will need to be received at the latest the twenty–second day (i.e. 11 March 2026) preceding the AGM and made in writing via mail (SES, Attn. Ms Sarah Gavin, Château de Betzdorf, L-6815 Betzdorf, Luxembourg) or email (shareholders@ses.com) and will need to include a justification or draft resolution to be adopted at the AGM. The written request will need to include a contact address (mail or email) to which the Company can confirm receipt within 48 hours from the receipt of the request.

At the latest fifteen days (i.e. 18 March 2026) preceding the AGM, the Company will then publish a revised agenda.

Documents made available by SES

Documents made available by the Company (including the recommendations of the Board of Directors) for the purpose of this meeting may be inspected during normal working hours by the FDR holders at the offices of the Fiduciary, Banque et Caisse d’Épargne de l’État, Luxembourg, Issuer Services/IRM, 16 rue Zithe, L-2954 Luxembourg, or alternatively at the offices of the Listing Agents, BGL BNP Paribas S.A., 50 avenue J.F. Kennedy, L-2951 Luxembourg, and Société Générale, GSSI/GIS/CMO/AGL, 32 rue du Champ de Tir, F-44312 Nantes Cedex 3, France, and are available on the following websites www.ses.com and www.spuerkeess.lu/SES

Please feel free to contact SES for further queries in this respect at the following address: shareholders@ses.com